Exhibit 99.1
For Immediate Release	Contact: Roy L. Morrow (216) 383-4893 Roy_Morrow@lincolnelectric.com
STEPHEN G. HANKS ELECTED TO LINCOLN ELECTRIC BOARD
     CLEVELAND, Ohio, U.S.A., July 21, 2006 — Lincoln Electric Holdings, Inc. (Nasdaq: LECO) today announced that Stephen G. Hanks, President and Chief Executive Officer, Washington Group International Inc., has been elected to Lincoln Electric’s Board of Directors.
     John M. Stropki, Chairman and Chief Executive Officer of Lincoln Electric, said: “We are pleased to have Stephen join our Board of Directors. His outstanding global business experience will be a great asset to our Board as we pursue continued excellence through people, customer service, operational efficiency, global expansion and innovation.”
     Harold L. Adams, Lead Director of the Lincoln Electric Holdings, Inc. Board of Directors, added: “Stephen has a track record of skillful management and leadership along with experience in providing exceptional customer service across many global industrial sectors. He will provide valuable perspective for our Board in its oversight duties.”
     Washington Group International Inc. (Nasdaq: WGII) provides the talent, innovation, and proven performance to deliver integrated engineering, construction and management solutions for businesses and governments worldwide.
     Mr. Hanks joined Washington Group International Inc. in 1978 as a corporate attorney. He was promoted to Vice President in 1991 and was appointed Senior Vice President and General Counsel in 1992. He was named President in 2000 and elected a member of the Board of Directors and Chief Executive Officer in 2001.
     Mr. Hanks earned an accounting degree from Brigham Young University, a master’s degree in business administration from the University of Utah, and a Juris Doctor from the University of Idaho.
     Lincoln Electric is the world leader in the design, development and manufacture of arc welding products, robotic arc-welding systems, plasma and oxyfuel cutting equipment and has a leading global position in the brazing and soldering alloys market. Headquartered in Cleveland, Ohio, Lincoln has 33 manufacturing locations, including operations, manufacturing alliances and joint ventures in 19 countries and a worldwide network of distributors and sales offices covering more than 160 countries. For more information about Lincoln Electric, its products and services, visit the Company’s Web site at http://www.lincolnelectric.com.